22 Dec 2003


04012181



Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

Dear Sirs,

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Notice of Changes in Director's Shareholding

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

Encl.

dw 1/22

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

MASNET No. 1 OF 20.12.2003
Announcement No. 1

WANT WANT HOLDINGS LTD

Notice Of Changes In Director's Shareholding

Name of director:	LIN FENG-I
Date of notice to company:	19/12/2003
Date of change of interest:	16/12/2003
Name of registered holder:	LIN FENG-I
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Transfer from Lin Feng-I's direct account with CDP to his securities account with a nominee

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	2,810,902
% of issued share capital:	0.22
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	0
No. of shares held before the transaction:	2,810,902
% of issued share capital:	0.22
No. of shares held after the transaction:	0
% of issued share capital:	0

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	2,810,902
% of issued share capital:	0	0.22
No. of shares held after the transaction:	2,810,902	0
% of issued share capital:	0.22	0
Total shares:	2,810,902	0

No. of Warrants : N.A.
No. of Options : Nil
No. of Rights : Nil
No. of Indirect Interest : 2,810,902 shares (Deemed interest through a nominee account)

Submitted by Adams Lin Feng I, Group Vice President and Director on 20/12/2003 to the SGX